Exhibit (a)(5)(iii)

To:                                                                          Members of the Board of Directors

Members of the Management Board

From:                                                            MTS Corporate Governance Department

Date:                                                               October 31, 2016

Dear Colleagues!

As you are aware, MTS has recently announced its plan to launch a modified Dutch auction tender offer to purchase approximately RUB 5 bln worth of MTS shares (including shares represented by American Depositary Shares (ADSs)). The tender offer will commence on Monday, October 31, 2016, and is expected to conclude at 17:00 Eastern Standard Time on Wednesday, November 30, 2016 for ADSs and at 10:00 Moscow Time Thursday, December 1, 2016 for shares, unless the tender offer is extended.

We want to remind everyone of the importance of your consideration for any transactions involving both MTS’s shares (including shares represented by American Depositary Shares (ADSs). Because the tender offer is US-registered, there are additional restrictions on the transactions with MTS shares or the exercise of MTS share options in addition to the restrictions and/or limitations communicated to you about open and closed periods by our colleagues in the Department of Corporate Governance.

Members of the Board of Directors and senior executives are both restricted from participating in the tender offer (i.e. selling their shares) and from purchasing any MTS shares or exercising any stock options, while the tender offer is active. In addition, according to the US Securities Exchange Act of 1934, as amended, no purchases of MTS shares by Board members and senior executives are allowed until the expiration of at least ten (10) business days following the expiration of the tender offer period. When the tender offer period closes and these restrictions are lifted, we will circulate an additional notice.

Like other stockholders, you or your designated broker may receive tender offer materials with information on how to participate in the tender. Receipt of the materials does not in any way allow you to participate in the tender offer. Please ignore these materials if you do receive them.

If you have further questions, you can reach out to either Maxim Kalinin, Corporate governance director or Josh Tulgan, Director, Corporate Finance & Investor Relations (email: jtulgan@mts.ru; tel - +7 985 220 4208), for further questions.

Department of Corporate Finance & Investor Relations